Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following communication was made available to employees of Baker Hughes Incorporated:

Communication Guide includes:

Leaders' Key Messages	1
Important Notes	2
Communication Guidelines	2
Deal Facts	3
FAQs	4
Managing Through Change	7

NewBlue
Leader Communication Guide

Oct. 31, 2016 – Version 1

go/newblue

LEADERS’ KEY MESSAGES

GE and Baker Hughes have entered into an agreement under which GE will merge its Oil & Gas business into Baker Hughes to create a new, publicly traded company, which will be called “Baker Hughes, a GE Company”.

How and what you communicate to employees about NewBlue will play a big role in ensuring they understand and support this deal. As you interact with your team, keep in mind the following outcomes:

•	Your employees need to know: The facts of the deal, and that they’ll be kept informed as information becomes available.

•	Your employees need to feel: This is an exciting opportunity for all of us.

•	Your employees need to do: The top priority of every employee must remain – as always – delivering safe, compliant, and reliable service.

With those outcomes in mind, here are the key messages regarding this deal:

•	We will combine the best of Baker Hughes and GE Oil & Gas to create a unique global leader in physical and digital technology that strengthens competition in our industry and benefits our customers.

•	Employees from both companies will benefit significantly from the opportunities that a larger, more diversified company will offer.

•	From a corporate culture perspective, both companies are very similar, and the combined company will boost Baker Hughes’ ability to fulfill and even broaden our Purpose.

•	Both companies offer complementary services across the industry. From our track record in drilling, evaluation, completion, and all aspects of production, to GE’s full-stream oil and gas manufacturing and technology solutions, the combined company will be moving beyond oilfield services and into oil and gas productivity solutions.

•	Baker Hughes leadership is unequivocally committed to this deal and truly feel it’s a positive step for our company.

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IMPORTANT NOTES

Although most of us at Baker Hughes already have experience with the merger process, it’s worth mentioning the following reminders:

•	We are still two independent companies—and, in some areas, competitors—until closing.

•	Be sensitive that this can be a stressful time for your employees and customers.

•	Share as much information as you can, as often as you can, without violating confidentiality agreements.

•	Never invent answers – tell employees you will find out and get back to them if you don’t know the answer to a question.

•	Be advised that go/NewBlue will be continually updated with FAQs and other information as it becomes available. Podcasts, infographics, and videos will also be forthcoming.

•	Refer any calls from the media to Melanie Kania at Melanie.Kania@BakerHughes.com.

COMMUNICATION GUIDELINES

Avoid any actions or communications that could be seen as prematurely influencing or controlling each other’s business, such as directing competitive activities, getting involved in decisions regarding sales, solicitation of customers, marketing plans, creating shared and future visions, organization structures and decisions, and attending each other’s business and customer meetings, without prior approval of legal counsel.

DO NOT make any comments to the press or on social media, and discourage your team from doing likewise.

DO NOT offer information about the deal to employees of the other company, the media, community partners or government officials.

DO NOT speculate on any aspect of the transaction and especially anything related to jobs, product plans or any other post-closing activities.

DO NOT contact people in the other company unless specifically asked to do so by a member of the business development or integration team.

DO NOT share competitively sensitive information.

If you are asked to speak with the other company’s employees, DO NOT offer personal views on your company’s plans or strategies.

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DEAL FACTS

•	GE and Baker Hughes have entered into an agreement under which GE will merge its Oil & Gas business into Baker Hughes to create a new, publicly traded company, which will be called “Baker Hughes, a GE Company”.

•	The newly combined company will be a leading equipment, technology and services provider in the oil and gas industry with 70,000+ employees and operations in about 1,220 locations supporting business in more than 120 countries.

•	The proposed transaction is expected to be completed in mid-2017.

•	GE will have a 62.5% interest in this partnership. Existing Baker Hughes shareholders will have a 37.5% interest through a new NYSE-listed corporation.

•	Baker Hughes shareholders will also receive a special one-time cash dividend of $17.50 per share at closing.

•	Jeff Immelt, Chairman and CEO of GE, will serve as Chairman of the Board of Directors.

•	Lorenzo Simonelli, president and CEO of GE Oil & Gas, will serve as President and Chief Executive Officer.

•	Martin Craighead, Baker Hughes Chairman and CEO, will serve as Vice Chairman of the Board.

•	The remainder of the executive leadership team will be a combination of existing leaders from both GE and Baker Hughes.

•	Upon closing, the “New” Baker Hughes board will consist of nine directors. Five, including Chairman Jeff Immelt, will be appointed by GE, and four, including Vice Chairman Martin Craighead, will be appointed by Baker Hughes.

•	The combined company will have dual headquarters in Houston and London.

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FREQUENTLY ASKED QUESTIONS

1)	Why are we doing this?

A: The proposed combination will create a world-leading oilfield technology provider with a unique mix of service and equipment capabilities. It will create significant value for our respective shareholders, turbocharge more innovation and technology development for our customers, and provide more long-term growth opportunities for our company and, importantly, our people.

2)	How does this proposed combination fit with Baker Hughes’s Path Forward and ongoing transformation?

A: When we announced our Path Forward in early May, we outlined a strategy to build on our strength as a product innovator. As you saw from our third quarter 2016 results, we have made great progress on all fronts. The proposed combination will enable us to accelerate this progress.

Through this combination, GE will benefit from our knowledge of the reservoir and intelligent tools. At the same time, we will have the backing of GE’s centralized technology development engine, known as the GE Store, which invests billions of dollars a year to drive innovation across all of its business units. GE also offers one of the greatest manufacturing and supply chain infrastructures in the world, allowing us to develop more new products that drive step changes in costs, efficiency and performance for our customers.

3)	When will the deal close, and what are the next steps?

A: We expect to close the transaction in mid-2017. The combination must be approved by various antitrust authorities and by our stockholders. Until then we are operating as separate companies.

4)	Will I still have a job?

A: This proposed combination is about growth – it will create significant value for our respective shareholders, turbocharge more innovation and technology development for our customers, and provide more long-term growth opportunities for our company and, importantly, our people. We expect a lot of opportunities for our employees.

As with any company, workforce decisions are made based on market conditions. Businesses continually assess their operations and cost structure to optimize performance, competitiveness, sustainable growth and profitability.

5)	Will I keep the same supervisor

A: Until the deal closes, there is no change in business operations. In the meantime, the top priority of every employee must be – as always – delivering safe, compliant, and reliable service.

6)	How will the Baker Hughes and GE company cultures complement each other?

A: Imagine combining the Baker Hughes Purpose (“enabling safe, affordable energy, improving people’s lives”) with GE’s role in infrastructure, transportation, power, health care and food production globally. This convergence will be very powerful, enabling Baker Hughes to broaden the focus and

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impact of our Purpose by applying the combined company’s technology breakthroughs to areas beyond oil and gas.

Baker Hughes and GE are very similar, with stellar reputations and strong histories of innovation and technology leadership. We have similar core values and steadfast commitments HSE and compliance. Our tremendously talented teams of people share a passion for delivering for customers, as well as for shareholders.

7)      Will we still complete our annual performance management process?

A: Yes. Until the deal closes, there is no change in business operations.

8)	Where will the combined company’s headquarters be?

A: After the deal closes, the combined company will have dual headquarters in London and Houston.

9)	Do you think the U.S. election and the time it will take the new administration to put staff in place at the Department of Justice will delay closing the deal?

A: The change in administration has no bearing on the positive case we are making that this is good for competition, our customers, and the oil and gas industry as a whole. We are confident that we will secure the necessary approval by whichever administration leads the Department of Justice. We are committed to working closely with regulators to achieve approval.

10)	How do our customers benefit from this combination?

A: By combining Baker Hughes with GE Oil & Gas, we will be able to offer customers an expanded network with operations in more than 120 countries around the world, and more integrated digitally enabled offerings that will set new standards. At a time when investment in technology is critical to the future of oil and gas, the new company will deliver for customers the high-quality, high-tech solutions that they need.

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MANAGING THROUGH CHANGE

Communicate. Often.

•	You cannot over communicate during times of change.

•	Employees value input from you, their manager, more than any other source.

•	Communicate personally. Employees also value personal communication more than any other source.

•	Keep it simple. Have a plan and use the materials provided.

Be Honest & Authentic

•	Tell the truth, including what you do know (do not violate confidentiality) and more importantly

… what you don’t.

•	“I don’t know” is an honest and acceptable answer to an employee question. But, make a commitment to find a clearer answer.

•	Do not speculate. Share as much as you can about the change, but no more.

•	Be authentic. Share your own reactions, but don’t discredit the strategic direction of the change.

•	Give people permission to react, and accept that people will react differently. Some people take more time to process change.

Connect with Employees

•	Be visible and accessible. Constantly test and re-test the pulse of your team and how they are reacting over time.

•	Address rumors. Help employees focus on the facts. Do not contribute to the rumor mill.

•	Keep an open door.

•	If you don’t already, set up one-on-one “touchpoint” meetings with your people. Encourage them to speak candidly during your time together.

•	If you don’t already, meet with your team regularly. (Formal and informal touchpoints.)

•	Establish a way for ongoing communications. Find what your people value most (e.g. small team meetings, coffee talks, etc.) and do it.

Show You Care

•	Communication is personal and needs to address how employees are feeling and what they are saying.

•	Coach employees who need extra support. Ask questions and listen.

•	Let your key talent know they are valued in simple ways; show your appreciation for their effort and work.

•	Encourage your team to connect with each other, and help them to connect during the work day.

•	Thank people for their work. Acknowledge their contributions.

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WHAT ACTIONS CAN A MANAGER TAKE?

Employee's Reaction:	Manager's response:
Anxiety	Acknowledge, explain, and accept that the anxiety exists. Provide answers for what you know.
Isolation	Watch for employees attempting to isolate themselves or to keep quiet.
Encourage those employees to discuss their experience with others who will not express judgment.
Negative or cynical	Connect with employees privately, listen to their concerns and help clarify
reactions	facts. Acknowledge that employees are entitled to their opinion. Help them understand how their opinions impact others and ask them to remain focused and professional.
Humor	Embrace humor and laughter. The willingness to laugh with others and at yourself can help create positive energy.
Enthusiastic	Leverage these employees as advocates for the change.

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Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

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This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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